December 9, 2013

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Full Circle Capital Corporation
Registration Statement on Form N-2
File No. 333-187207 and 814-00809

Dear Mr. Minore:

On behalf of Full Circle Capital Corporation (the “ Company”), set forth below are the Company’s responses to the verbal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on December 6, 2013 with respect to the Company’s registration statement on Form N-2 (File No. 333-187207), initially filed under the Securities Act of 1933, as amended (the “Securities Act”), with the Commission on March 12, 2013 (as amended, the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions indicated in the Company’s responses are set forth in the Prospectus included in the Registration Statement, filed concurrently herewith.

Prospectus Cover Page

1.	Please confirm that the substance of the disclosure included on the cover page of the Prospectus, except the information included in paragraphs 2 and 4 thereof which relates to offerings in general, will be included on the cover page of any prospectus supplement.

Dominic Minore, Esq.

December 9, 2013

Response: The Company confirms that the substance of the disclosure included on the cover page of the Prospectus, except the information included in paragraphs 2 and 4 thereof, will be included on the cover page of any prospectus supplement.

Recent Portfolio Activity

2.	Please confirm whether the expected “partial loss” of $500,000 in connection with the Company’s investment in MDU Communications (USA) Inc. (“MDU”) is the Company’s entire expected loss with respect to MDU. Additionally, please briefly disclose the reason such loss is expected.

Response: The Company advises the Staff that its expected loss of $500,000 in connection with the MDU transaction relates to the first of multiple expected sales and the Company expects additional losses in connection with future sales. The Company advises the Staff that such loss is expected due to the depreciation in value of its investment in MDU, and is not related to a bankruptcy, liquidation or similar event. The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Portfolio Companies

3.	Because the portfolio company table only includes investments as of September 30, 2013, please refer readers to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Recent Portfolio Activity,” along with the corresponding page number, for additional detail on portfolio transactions made after such date.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.	For each debt investment included in the portfolio company table, as well as included in the consolidated schedule of investments, please disclose the base interest rate, such as LIBOR, and premium in effect as of the applicable date. Further, please make clear which LIBOR rates are being referenced in the descriptions on this page and in other locations in the registration statement where the reference is a general use of the acronym LIBOR.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment, except for revisions to its consolidated schedule of investments, which revisions will be made in subsequent periodic reports.

* * * * *

Dominic Minore, Esq.

December 9, 2013

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0515 or Steven B. Boehm at (202) 383-0176.

Sincerely,
/s/ John J. Mahon
John J. Mahon

Cc:	John Stuart, Full Circle Capital Corporation
Gregg Felton, Full Circle Capital Corporation
Steven Boehm, Sutherland Asbill & Brennan LLP
Bradford Sayler, Sutherland Asbill & Brennan LLP